

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2025

Marco Brun
Chief Executive Officer
AleAnna, Inc.
300 Crescent Court, Suite 1860
Dallas, TX 75201

      Re: AleAnna, Inc.
          Registration Statement on Form S-1
          Filed January 13, 2025
          File No. 333-284257

Dear Marco Brun:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown at 202-551-3905 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Jennifer Wisinski, Esq.